Exhibit 99.1

Tencent Music Entertainment Group Announces Third Quarter 2025 Unaudited Financial Results

SHENZHEN, China, Nov. 12, 2025 /PRNewswire/ -- Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Total revenues were RMB8.46 billion (US$1.19 billion), representing a 20.6% year-over-year increase, primarily due to strong year-over-year growth in revenues from online music services.

•	Revenues from online music services were RMB6.97 billion (US$979 million), representing 27.2% year-over-year growth. Revenues from music subscriptions were RMB4.50 billion (US$632 million), representing 17.2% year-over-year growth. Monthly ARPPU grew to RMB11.9 from RMB10.8 in the same period of 2024.

•	Net profit attributable to equity holders of the Company was RMB2.15 billion (US$302 million), representing 36.0% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB2.41 billion (US$338 million), representing 32.6% year-over-year growth.

•	Diluted earnings per ADS was RMB1.38 (US$0.19), up from RMB1.01 in the same period of 2024. Non-IFRS diluted earnings per ADS was RMB1.54 (US$0.22), up from RMB1.16 in the same period of 2024.

•	Total cash, cash equivalents, term deposits and short-term investments as of September 30, 2025 were RMB36.08 billion (US$5.07 billion).

Mr. Cussion Pang, Executive Chairman of TME, commented, “In the third quarter, we delivered another set of solid results, underpinned by the well-rounded performance of our online music business. Our ongoing innovations in content enrichment, services expansion to include more live experiences continued to fuel consistent subscription revenue growth while boosting momentum in non-subscription services, especially in concerts and artist merchandise. Backed by our strong financial position and operational excellence, we are poised to further broaden our music services and create greater value for the entire music industry.”

Mr. Ross Liang, CEO of TME, continued, “We are pleased that our ecosystem continues to thrive. A creative approach to personalized offerings and experiences, supported by deepening user insights, continued to strengthen user loyalty, leading to further increases in both SVIP penetration and ARPPU. Moving forward, we will further sharpen our core strengths, enhance platform efficiency, and capture emerging opportunities as we continue to drive music creation and consumption.”

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1 Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

Third Quarter 2025 Operational Highlights

•	Key Operating Metrics

	3Q25	3Q24	YoY %
MAUs – online music (million)	551	576	(4.3%)
Paying users – online music (million)	125.7	119.0	5.6%
Monthly ARPPU – online music (RMB)	11.9	10.8	10.2%

Broadened music offerings in different genres and languages to further enrich our content ecosystem.

•	Enhanced partnerships with renowned labels and artists to further expand our comprehensive music catalog. For example, 1) Renewed contracts with the Korean label DREAMUS, as well as popular artists including G.E.M., Jason Zhang, and Lay Zhang[2], to strengthen our collection of top hits. 2) Formed strategic partnerships with renowned Japanese ACG label KING RECORDS and Korean label CEREAL, expanding our collection of anime soundtracks and Korean OSTs.

•	Teamed up with leading game developers to broaden game-related music selection. 1) Partnered with Tencent Games to co-produce the Honor of Kings 10th-anniversary theme song, Atlas of Tomorrow, performed by JJ Lin. The success of the song garnered over 600 million social media mentions within two weeks of its release, standing out as one of the year's most impactful game soundtracks. 2) Entered into an inaugural collaboration with Blizzard Entertainment, introducing 50 original soundtracks from iconic game titles including World of Warcraft and Hearthstone.

•	Deepened offerings to strengthen artist-fan connections. 1) The joint release of Lay Zhang’s new digital album ROCK THE HEAVENLY PALACE and its collectible cards drove strong participation and purchases, earning it a spot among the 2025’s top selling albums. 2) Produced the first physical album, My Odyssey, for Bai Lu, which generated high acclaim from fans and achieved strong sales.

Proven ability to stage live concerts enabled us to scale and extend services to international markets.

~~•~~	Organized and staged large-scale concert tours, home and abroad. 1) After successfully hosting G-DRAGON’s concerts G-DRAGON 2025 WORLD TOUR [Übermensch] in the second quarter, we hosted 14 additional sold-out shows for him in the third quarter. Such shows expanded across six cities - including Sydney, Melbourne, and Kuala Lumpur, drawing over 150,000 attendees, significantly elevating our global presence. 2) Organized and supported major concert tours for renowned artists such as Fiona Sit, TIA RAY, Angela Zhang and GAI, amplifying their reach. Notably, we helped GAI upscale his concert from an arena-level to a stadium-level event.

•	Expanded our proprietary concert IP portfolio with the launch of the TMElive International Music Awards (TIMA), celebrating international artists’ achievements and enhancing our industry influence. The inaugural TIMA showcased 22 acclaimed artists and groups from China and a number of Asian countries — including acts by BILLKIN, PP KRIT, aespa and SMTR25, garnering over 20,000 attendees over two days. Meanwhile, our annual flagship TMEA 2025 attracted 35 artists and groups, drawing over 10,000 attendees and achieving remarkable online engagement.

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2 Names grouped by artists and bands, sorted in alphabetical order by family names.

Innovation and differentiated membership offerings improved user service and user loyalty.

•	Remained at the forefront of designing delightful music journeys for users. 1) Integration of Apple’s Liquid Glass mode on iOS26, Liquid Glass themes and player to Android, as well as full Harmony OS adaption significantly improved visual and interactive experiences. 2) Our AI-generated lyrics card function, and AI-powered seamless multi-mode song transition feature Automix, both of which enhanced immersive listening experiences.

•	Multi-pronged membership offerings contributed to improved engagement and conversion. Across our freemium mode, ads membership, and standard membership, differentiated services were tailored to meet distinct user needs. Users can conveniently unlock additional tools and perks by opting for any plan that best suits their preferences. For example, our newly introduced ads membership observed a growing propensity among freemium users, with their daily time spent on the platform trending upward.

Both SVIP penetration and ARPPU further improved thanks to superior streaming experiences and enriching artist-related benefits.

•	Accelerated the rollout and application of premium sound features. QQ Music’s newly introduced three-dimensional immersive DTS Booming External Speaker and Kugou Music’s Viper Ultra Sound 2.0 were widely adopted, highly effective in converting and sustaining SVIP.

•	Leveraged user insights and rich content to widen innovative offerings. 1) Privileged access to digital albums and collectible NFC cards such as Eason Chan’s FEAR and DREAMS as well as i-dle’s self-titled Japanese EP was some of the key draws driving increased SVIP adoption. 2) Expanded Starlight cards with more popular artists line-ups to domestic and international audience was another success.

•	Through bubble, we continued to enrich fan-artist connections. 1) Expanded bubble artist roster by onboarding 15 musicians from domestic labels including Hu Xia, NexT1DE, and R.E.D to enrich content diversity which in turn attracted a broader user base. Ongoing product feature iterations, such as AI-powered in-app localization, have also boosted user retention. 2) Introduced more fun and engaging badges to celebrate artists’ key moments, fostering a deeper sense of connection and community.

Third Quarter 2025 Financial Review

Total revenues increased by RMB1.45 billion, or 20.6%, to RMB8.46 billion (US$1.19 billion) from RMB7.02 billion in the same period of 2024.

•	Revenues from online music services increased by 27.2% to RMB6.97 billion (US$979 million), compared with RMB5.48 billion in the same period of 2024. The increase was driven by solid growth in music subscription revenues, supplemented by growth in revenues from offline performances, advertising services and artist-related merchandise. Revenues from music subscriptions were RMB4.50 billion (US$632 million), representing 17.2% year-over-year growth, compared with RMB3.84 billion in the same period of 2024. The rapid growth was mainly driven by the improved monthly ARPPU, which increased to RMB11.9 in the third quarter of 2025 from RMB10.8 in the same period of 2024. This growth of monthly ARPPU was primarily due to expansion of the SVIP membership program, as we continued to expand SVIP membership privileges for our users. Revenues from offline performances achieved robust year-over-year growth. We successfully hosted G-DRAGON’s concerts across six cities, achieving strong ticket sales. The year-over-year increase in revenues from advertising was primarily due to our more diversified product portfolio and innovative ad formats, such as ad-supported mode. Additionally, revenues from artist-related merchandise also generate strong year-over-year growth.

•	Revenues from social entertainment services and others decreased by 2.7% to RMB1.49 billion (US$210 million) from RMB1.54 billion in the same period of 2024.

Cost of revenues increased by 18.8% year-over-year to RMB4.78 billion (US$672 million), mainly due to increased costs related to offline performances, IP related costs, such as costs for artist-related merchandise, and advertising agency fees. Meanwhile, revenue sharing fees decreased, resulted from declines in both revenue sharing ratio and revenues from social entertainment services.

Gross margin increased to 43.5% from 42.6% in the same period of 2024, primarily due to increased revenues from music subscriptions and advertising services, alongside a lower revenue sharing ratio for social entertainment services, and partly offset by increased revenues from offline performances and artist-related merchandise.

Total operating expenses increased by 7.6% year-over-year to RMB1.31 billion (US$184 million). Operating expenses as a percentage of total revenues decreased to 15.5% from 17.4% in the same period of 2024.

•	Selling and marketing expenses were RMB260 million (US$37 million), representing an 18.2% year-over-year increase. The increase was primarily due to higher content promotion expenses and channel spending.

•	General and administrative expenses were RMB1.05 billion (US$148 million), representing a 5.3% year-over-year increase. The increase was primarily due to growth in employee-related expenses.

Total operating profit was RMB2.71 billion (US$381 million) in the third quarter of 2025, representing a 26.4% year-over-year increase.

Income tax expenses for the third quarter of 2025 were RMB477 million (US$67 million), compared with RMB367 million in the same period of 2024. We accrued withholding income tax of RMB118 million (US$17 million) in the third quarter of 2025.

For the third quarter of 2025, net profit was RMB2.21 billion (US$311 million) and net profit attributable to equity holders of the Company was RMB2.15 billion (US$302 million). Non-IFRS net profit was RMB2.48 billion (US$348 million) and non-IFRS net profit attributable to equity holders of the Company was RMB2.41 billion (US$338 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the third quarter of 2025 were RMB1.40 (US$0.20) and RMB1.38 (US$0.19), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.56 (US$0.22) and RMB1.54 (US$0.22), respectively. For the third quarter of 2025, the Company had weighted averages of 1.54 billion basic and 1.56 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of September 30, 2025, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to RMB36.08 billion (US$5.07 billion), compared with RMB34.92 billion as of June 30, 2025.

Environmental, Social, and Governance (“ESG”)

In its seventh consecutive year, we added new elements to TME’s Music Garden Space program to amplify its reach and impact. This time, we extended invitations to WeSing users to redeem their ads credits on our platform to support music creation. The campaign attracted 380,000 participants, mobilizing broader public support to make music more accessible.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 885034

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENTS

	Three Months Ended September 30			Nine Months Ended September 30
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	5,480	6,969	979	15,911	19,627	2,757
Social entertainment services and others	1,535	1,494	210	5,032	4,634	651
	7,015	8,463	1,189	20,943	24,261	3,408
Cost of revenues	(4,024)	(4,781)	(672)	(12,171)	(13,588)	(1,909)
Gross profit	2,991	3,682	517	8,772	10,673	1,499

Selling and marketing expenses	(220)	(260)	(37)	(617)	(675)	(95)
General and administrative expenses	(998)	(1,051)	(148)	(2,885)	(2,935)	(412)
Total operating expenses	(1,218)	(1,311)	(184)	(3,502)	(3,610)	(507)
Interest income	299	245	34	881	796	112
Other gains, net	72	94	13	150	2,665	374
Operating profit	2,144	2,710	381	6,301	10,524	1,478

Share of net profit of investments accounted for using equity method	29	11	2	65	50	7
Finance cost	(97)	(32)	(4)	(153)	(69)	(10)
Profit before income tax	2,076	2,689	378	6,213	10,505	1,476

Income tax expense	(367)	(477)	(67)	(1,180)	(1,438)	(202)
Profit for the period	1,709	2,212	311	5,033	9,067	1,274

Attributable to:
Equity holders of the Company	1,583	2,153	302	4,687	8,853	1,244
Non-controlling interests	126	59	8	346	214	30

Earnings per share for Class A and Class B ordinary shares
Basic	0.51	0.70	0.10	1.52	2.89	0.41
Diluted	0.50	0.69	0.10	1.50	2.85	0.40

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.02	1.40	0.20	3.04	5.78	0.81
Diluted	1.01	1.38	0.19	2.99	5.71	0.80

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,092,300,590	3,074,517,375	3,074,517,375	3,087,337,746	3,063,014,206	3,063,014,206
Diluted	3,134,713,201	3,118,471,326	3,118,471,326	3,132,654,290	3,102,872,454	3,102,872,454

ADS used in earnings per ADS computation
Basic	1,546,150,295	1,537,258,688	1,537,258,688	1,543,668,873	1,531,507,103	1,531,507,103
Diluted	1,567,356,601	1,559,235,663	1,559,235,663	1,566,327,145	1,551,436,227	1,551,436,227

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended September 30			Nine Months Ended September 30
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	1,709	2,212	311	5,033	9,067	1,274
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	109	97	14	330	291	41
Share-based compensation	168	211	30	525	519	73
Losses/(Gains) from investments**	-	14	2	16	(2,363)	(332)
Income tax effects***	(46)	(57)	(8)	(167)	(171)	(24)
Non-IFRS Net Profit	1,940	2,477	348	5,737	7,343	1,031

Attributable to:
Equity holders of the Company	1,814	2,405	338	5,391	7,103	998
Non-controlling interests	126	72	10	346	240	34

Earnings per share for Class A and Class B ordinary shares
Basic	0.59	0.78	0.11	1.75	2.32	0.33
Diluted	0.58	0.77	0.11	1.72	2.29	0.32

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.17	1.56	0.22	3.49	4.64	0.65
Diluted	1.16	1.54	0.22	3.44	4.58	0.64

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,092,300,590	3,074,517,375	3,074,517,375	3,087,337,746	3,063,014,206	3,063,014,206
Diluted	3,134,713,201	3,118,471,326	3,118,471,326	3,132,654,290	3,102,872,454	3,102,872,454

ADS used in earnings per ADS computation
Basic	1,546,150,295	1,537,258,688	1,537,258,688	1,543,668,873	1,531,507,103	1,531,507,103
Diluted	1,567,356,601	1,559,235,663	1,559,235,663	1,566,327,145	1,551,436,227	1,551,436,227

*	Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.
**	Including the net gains/losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.
***	Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2024	As at September 30, 2025
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	803	1,049	147
Land use rights	2,364	2,308	324
Right-of-use assets	295	309	43
Intangible assets	2,049	2,944	414
Goodwill	19,647	20,517	2,882
Investments accounted for using equity method	4,669	1,856	261
Financial assets at fair value through other comprehensive income	14,498	30,940	4,346
Other investments	309	305	43
Prepayments, deposits and other assets	425	373	52
Deferred tax assets	422	538	76
Term deposits	10,419	13,810	1,940
	55,900	74,949	10,528

Current assets
Inventories	23	57	8
Accounts receivable	3,508	3,682	517
Prepayments, deposits and other assets	3,793	3,843	540
Other investments	46	50	7
Term deposits	13,999	11,015	1,547
Restricted Cash	11	15	2
Cash and cash equivalents	13,164	11,255	1,581
	34,544	29,917	4,202

Total assets	90,444	104,866	14,730

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	29,035	29,895	4,199
Shares held for share award schemes	(520)	(794)	(112)
Treasury shares	(550)	(664)	(93)
Other reserves	19,845	27,124	3,810
Retained earnings	20,051	27,188	3,819
	67,863	82,751	11,624
Non-controlling interests	1,863	2,682	377

Total equity	69,726	85,433	12,001

LIABILITIES
Non-current liabilities
Notes payables	3,572	3,534	496
Other payables and other liabilities	-	365	51
Deferred tax liabilities	198	679	95
Lease liabilities	219	227	32
Deferred revenue	179	280	39
	4,168	5,085	714

Current liabilities
Accounts payable	6,879	6,619	930
Other payables and other liabilities	3,381	3,269	459
Notes payables	2,154	-	-
Current tax liabilities	934	948	133
Lease liabilities	106	104	15
Deferred revenue	3,096	3,408	479
	16,550	14,348	2,015

Total liabilities	20,718	19,433	2,730

Total equity and liabilities	90,444	104,866	14,730

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30			Nine Months Ended September 30
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	2,165	3,683	517	7,795	7,840	1,101
Net cash used in investing activities	(3,337)	(1,244)	(175)	(8,142)	(5,098)	(716)
Net cash used in financing activities	(882)	(2,122)	(298)	(3,015)	(4,634)	(651)
Net (decrease)/increase in cash and cash equivalents	(2,054)	317	45	(3,362)	(1,892)	(266)
Cash and cash equivalents at beginning of the period	12,251	10,999	1,545	13,567	13,164	1,849
Exchange differences on cash and cash equivalents	12	(61)	(9)	4	(17)	(2)
Cash and cash equivalents at end of the period	10,209	11,255	1,581	10,209	11,255	1,581